Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-262264 and 333-262421

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED MAY 1, 2024)

Imperial Petroleum Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 1, 2024 (“Prospectus”), of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-262264 and 333-262421), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on May 16, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Imperial Petroleum Inc. dated May 16, 2024, announcing its financial and operating results for the three months ended March 31, 2024.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated May 16, 2024

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FIRST QUARTER 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 16, 2024 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the three months ended March 31, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Fleet operational utilization of 80.6% in Q1 24’ an improved performance compared to Q4 23’ mainly due to a 29.3% (65 days) decrease in commercial idle days. In Q1 23’our operational utilization was 85.0%.

•	75.0% of fleet calendar days, equivalent to 671 days, in Q1 24’ were dedicated to spot activity.

•	Revenues of $41.2 million in Q1 24’ compared to $29.9 million in Q4 23’ equivalent to a 37.8% rise- and $65.4 million of revenues in Q1 23’.

•	Net Income of $16.7 million in Q1 24’ compared to net income of $6.5 million in Q4 23’ equivalent to a 157% increase- and net income of $35.7 million in Q1 23’.

•	Cash and cash equivalents and time deposits of $67.0 million as of March 31, 2024.

•	On April 17, 2024, we agreed to sell our 2009 built aframax tanker Gstaad Grace II for $42 million. The vessel was delivered to its new owners on April 26, 2024.

First Quarter 2024 Results:

•

Revenues for the three months ended March 31, 2024 amounted to $41.2 million, a decrease of $24.2 million, or 37%, compared to revenues of $65.4 million for the three months ended March 31, 2023, primarily due to an average year on year decline in tanker market spot rates by 38%. It is noted that during the period ended March 31, 2023 tanker market rates were at peak levels mainly due to the sharp effect of the Russian Ukraine conflict on tanker rates which normalized in the following quarters.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2024 were $13.5 million and $6.0 million, respectively, compared to $16.9 million and $6.9 million, respectively, for the three months ended March 31, 2023. The $3.4 million decrease in voyage expenses is mainly due to longer haul spot voyages resulting in decreased port expenses by $1.4 million (33.7%) and due to decreased transit through the Suez canal compared to the same period of last year and decreased commissions by $2.2 million due to lower revenues. The $0.9 million decrease in operating expenses is due to the slight decrease in the average number of our vessels.

•

Drydocking costs for the three months ended March 31, 2024 and 2023 were $0.6 million and $0.6 million, respectively. During the three months ended March 31, 2024 our aframax tanker commenced its drydocking which was concluded within April 2024, while during the three months ended March 31, 2023 one of our handysize drybulk carriers underwent its drydocking.

•

General and administrative costs for the three months ended March 31, 2024 and 2023 were $1.2 million and $1.0 million, respectively. This change is mainly attributed to the increase in stock-based compensation costs, partly offset by a reduction in reporting expenses due to the spin-off of C3is Inc. which was completed in June 2023.

•	Depreciation for the three months ended March 31, 2024 and 2023 was $4.0 million and $4.1 million, respectively. The change is attributable to the slight decrease in the average number of our vessels.

•

Interest and finance costs for the three months ended March 31, 2024 and 2023 were $0.002 million and $1.4 million, respectively, as there was no debt outstanding during the three months ended March 31, 2024.

•

Interest income for the three months ended March 31, 2024 and 2023 was $1.8 million and $1.3 million, respectively. The increase is mainly attributed to the $0.8 million of accrued interest income – related party for the three months ended March 31, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which is receivable by July 2024.

•

As a result of the above, for the three months ended March 31, 2024, the Company reported net income of $16.7 million, compared to net income of $35.7 million for the three months ended March 31, 2023. The weighted average number of shares of common stock outstanding, basic, for the three months ended March 31, 2024 was 27.6 million compared to 15.1 million shares for the three months ended March 31, 2023. Earnings per share, basic, for the three months ended March 31, 2024, amounted to $0.56, compared to earnings per share, basic, of $2.31 for the three months ended March 31, 2023.

•

Adjusted net income was $17.5 million corresponding to an Adjusted EPS, basic, of $0.59 for the three months ended March 31, 2024 compared to an Adjusted net income of $36.0 million corresponding to an Adjusted EPS, basic, of $2.33 for the same period of last year.

•

EBITDA for the three months ended March 31, 2024 amounted to $18.9 million, while Adjusted EBITDA for the three months ended March 31, 2024 amounted to $19.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 9.84 vessels were owned by the Company during the three months ended March 31, 2024 compared to 10.10 vessels for the same period of 2023.

Fleet Employment Table

As of May 16, 2024, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Spot
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	$18,200	June 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	$13,000	May 2024
Fleet Total			678,000 dwt

(1)	Earliest date charters could expire.

CEO Harry Vafias Commented

Year 2024 commenced quite favorably for Imperial Petroleum; $16.7 million of net income for the first quarter of this year, which is almost 160% higher than our profitability in the last quarter of 2023, fills us with optimism. The market continues to be governed by turbulence which directs longer haul voyages and is sustaining charter rates at firm levels. The financial health of Imperial Petroleum is undisputable with large cash pile and no bank debt; Going forward we will remain focused on the growth of our Company.

Conference Call details:

On May 16, 2024 at 09:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI52fe1de4b58b412dada1845a63e07141

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of ten vessels - six M.R. product tankers, two suezmax tankers and two handysize dry bulk carriers—with a total capacity of 678,000 deadweight tons (dwt). IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict on Israel and Gaza, the potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the three month periods ended March 31, 2023 and March 31, 2024.

FLEET DATA	Q1 2023	Q1 2024
Average number of vessels (1)	10.10	9.84
Period end number of owned vessels in fleet	12	11
Total calendar days for fleet (2)	909	895
Total voyage days for fleet (3)	903	878
Fleet utilization (4)	99.3%	98.1%
Total charter days for fleet (5)	408	207
Total spot market days for fleet (6)	495	671
Fleet operational utilization (7)	85.0%	80.6%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31,
	2023	2024
Net Income – Adjusted Net Income
Net income	35,724,102	16,654,604
Plus share based compensation	301,541	858,810
Adjusted Net Income	36,025,643	17,513,414
Net income - EBITDA
Net income	35,724,102	16,654,604
Plus interest and finance costs	1,351,603	2,430
Less interest income	(1,279,216)	(1,785,878)
Plus depreciation	4,088,852	4,027,061
EBITDA	39,885,341	18,898,217
Net income - Adjusted EBITDA
Net income	35,724,102	16,654,604
Plus share based compensation	301,541	858,810
Plus interest and finance costs	1,351,603	2,430
Less interest income	(1,279,216)	(1,785,878)
Plus depreciation	4,088,852	4,027,061
Adjusted EBITDA	40,186,882	19,757,027
EPS
Numerator
Net income	35,724,102	16,654,604
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(463,737)	(856,950)
Net income attributable to common shareholders, basic Denominator	34,825,119	15,362,408
Weighted average number of shares, basic	15,054,406	27,613,661
EPS – Basic	2.31	0.56
Adjusted EPS
Numerator
Adjusted net income	36,025,643	17,513,414
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(467,700)	(902,326)
Adjusted net income attributable to common shareholders, basic Denominator	35,122,697	16,175,842
Weighted average number of shares, basic	15,054,406	27,613,661
Adjusted EPS	2.33	0.59

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2023	2024
Revenues
Revenues	65,421,101	41,203,281
Expenses
Voyage expenses	16,077,827	12,963,607
Voyage expenses - related party	810,530	514,414
Vessels’ operating expenses	6,875,876	5,951,561
Vessels’ operating expenses - related party	65,000	82,000
Drydocking costs	621,376	625,457
Management fees - related party	397,760	393,800
General and administrative expenses	978,969	1,207,168
Depreciation	4,088,852	4,027,061

Total expenses	29,916,190	25,765,068

Income from operations	35,504,911	15,438,213

Other (expenses)/income
Interest and finance costs	(1,351,603)	(2,430)
Interest income	1,279,216	1,035,261
Interest income - related party	—	750,617
Dividend income from related party	—	189,583
Foreign exchange gain/(loss)	291,578	(756,640)

Other income, net	219,191	1,216,391

Net Income	35,724,102	16,654,604

Earnings per share
- Basic	2.31	0.56

- Diluted	2.31	0.50
Weighted average number of shares
-Basic	15,054,406	27,613,661

-Diluted	15,054,406	30,951,012

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	March 31, 2024
Assets
Current assets
Cash and cash equivalents	91,927,512	35,331,381
Time deposits	32,099,810	31,628,000
Receivable from related parties	37,906,821	38,786,553
Trade and other receivables	13,498,813	16,747,942
Other current assets	302,773	834,802
Inventories	7,291,123	7,865,379
Advances and prepayments	161,937	207,473

Total current assets	183,188,789	131,401,530

Non current assets
Operating lease right-of-use assets	—	132,448
Vessels, net	180,847,252	248,873,394
Investment in related party	12,798,500	12,796,416

Total non current assets	193,645,752	261,802,258

Total assets	376,834,541	393,203,788

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	6,681,701
Payable to related parties	2,324,334	5,256,860
Accrued liabilities	3,008,500	4,203,686
Operating lease liabilities, current portion	—	72,704
Deferred income	919,116	49,950

Total current liabilities	14,529,068	16,264,901

Non current liabilities
Operating lease liabilities, non-current portion	—	59,744

Total non current liabilities	—	59,744

Total liabilities	14,529,068	16,324,645

Commitments and contingencies
Stockholders’ equity
Capital stock	332,573	332,573
Preferred stock, Series A	7,959	7,959
Preferred stock, Series B	160	160
Treasury stock	(5,885,727)	(8,390,225)
Additional paid-in capital	270,242,635	271,101,445
Retained earnings	97,607,873	113,827,231

Total stockholders’ equity	362,305,473	376,879,143

Total liabilities and stockholders’ equity	376,834,541	393,203,788

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	For The Three Months Ended March 31,
	2023	2024
Cash flows from operating activities
Net income for the period	35,724,102	16,654,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,088,852	4,027,061
Amortization of deferred finance charges	134,427	—
Non-cash lease expense	16,316	17,550
Share based compensation	301,541	858,810
Unrealized foreign exchange loss on time deposits	—	799,150
Dividend income from related party	—	(189,583)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(7,689,495)	(3,249,129)
Other current assets	(487,804)	(532,029)
Inventories	(2,435,614)	(574,256)
Changes in operating lease liabilities	(16,316)	(17,550)
Advances and prepayments	19,540	(45,536)
Due from related parties	—	(879,732)
Increase/(decrease) in
Trade accounts payable	476,307	(1,100,028)
Due to related parties	633,383	2,839,227
Accrued liabilities	605,944	903,784
Deferred income	(406,022)	(869,166)

Net cash provided by operating activities	30,965,161	18,643,177

Cash flows from investing activities
Dividend income received	—	191,667
Acquisition and improvement of vessels	(25,923,656)	(72,257,190)
Purchase of bank time deposits	(18,536,290)	(31,695,420)
Maturity of bank time deposits	68,000,000	31,368,080

Net cash provided by/(used in) investing activities	23,540,054	(72,392,863)

Cash flows from financing activities
Proceeds from equity offering	12,095,255	—
Stock issuance costs	(120,954)	—
Stock repurchase	—	(2,504,498)
Dividends paid on preferred shares	(435,246)	(341,947)
Loan repayments	(24,576,000)	—

Net cash used in financing activities	(13,036,945)	(2,846,445)

Net increase/(decrease) in cash, cash equivalents and restricted cash	41,468,270	(56,596,131)
Cash, cash equivalents and restricted cash at beginning of period	57,506,919	91,927,512

Cash, cash equivalents and restricted cash at end of period	98,975,189	35,331,381

Cash breakdown
Cash and cash equivalents	95,519,418	35,331,381
Restricted cash, current	2,855,771	—
Restricted cash, non current	600,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	98,975,189	35,331,381

Supplemental Cash Flow Information:
Non cash investing activity – Vessel improvements included in liabilities	—	655,333
Non cash investing activity – Dividend income from related party included in Investment in related party	—	160,416
Non cash financing activity – Dividend on preferred series A included in payable to related parties	—	93,299